UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
8x8, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
282914100
(CUSIP Number)
Matthew Whitehead
20th Floor, 28 Hennessy Road
Wan Chai, Hong Kong
+1 332 242 8518

Kevin Grant, Esq.
Nixon Peabody LLP
55 West 46th Street
New York, NY 10036-4120
(212) 940-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 25, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be filed for the purposes of Section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Instructions).

CUSIP No.: 282914100

1	NAME OF REPORTING PERSON: Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,389,476
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,389,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,389,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.37%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 282914100

1	NAME OF REPORTING PERSON: Sylebra Capital LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, US
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,389,476
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,389,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,389,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.37%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 282914100

1	NAME OF REPORTING PERSON: Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,389,476
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,389,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,389,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.37%
14	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 282914100

1	NAME OF REPORTING PERSON: Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [ ] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Antigua and Barbuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 14,389,476
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 14,389,476
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,389,476
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.37%
14	TYPE OF REPORTING PERSON IN

CUSIP No.: 282914100
ITEM 1.	SECURITY AND ISSUER:
This Statement relates to the shares of common stock, par value $0.001 per share, of 8x8 Inc. (the Issuer), a Delaware corporation with a class of securities registered under Section 12 of Securities Exchange Act of 1934, as amended (the 1934 Act). The principal executive officers of the Issuer are located at 675 Creekside Way, Campbell, California 95008, United States.
ITEM 2.	IDENTITY AND BACKGROUND:
Sylebra Capital Limited (Sylebra HK) hereby files this Statement on behalf of the Reporting Persons pursuant to the Agreement with Respect to Schedule 13D (the Joint Filing Agreement) attached to this Statement as Exhibit 99.1.

Sylebra HK and Sylebra Capital LLC (Sylebra US) are the investment sub-advisers to Sylebra Capital Partners Master Fund, Ltd. (SCP MF), Sylebra Capital Parc Master Fund (PARC MF), Sylebra Capital Menlo Master Fund (MENLO MF) and other advisory clients. The term Affiliated Investment Entities refers to SCP MF, PARC MF, MENLO MF and other advisory clients. Sylebra Capital Management ("Sylebra Cayman") is the investment manager and parent of Sylebra HK. Sylebra Cayman owns 100% of the shares of Sylebra HK, and Daniel Patrick Gibson (Gibson) owns 100% of the Class A shares of Sylebra Cayman and 100% of the share capital of Sylebra US. Gibson is a founder and Chief Investment Officer of Sylebra Cayman. In such capacities, Sylebra HK, Sylebra US, Sylebra Cayman, and Gibson may be deemed to share voting and dispositive power over the shares of common stock of the Issuer held by the Affiliated Investment Entities.

Sylebra HK, Sylebra US, Sylebra Cayman and Gibson are each referred to herein individually as a Reporting Person and collectively as the Reporting Persons.

The principal address of the Reporting Persons is c/o Sylebra Capital Limited, 20th Floor, 28 Hennessy Road, Wan Chai, Hong Kong.

Each of Sylebra HK, Sylebra US and Sylebra Cayman are engaged in the principal business of fund management. Gibson serves as (i) a director and owner of each Sylebra HK and Sylebra Cayman and (ii) a sole member of Sylebra US. Each of the Affiliated Investment Entities are engaged in the principal business of investments.

None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

None of the Reporting Persons have during the last 5 years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Sylebra HK is a private limited company organized under the laws of Hong Kong. Sylebra US is a limited liability company organized under the laws of Delaware, United States. Sylebra Cayman is an exempted company with limited liability organized under the laws of the Cayman Islands. Gibson is a citizen of Antiqua and Barbuda.
ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
The Reporting Persons each used their respective working capital to purchase the shares of common stock of the Issuer.
ITEM 4.	PURPOSE OF TRANSACTION:
The Reporting Persons previously filed a Schedule 13G, as amended, on February 14, 2023. The Reporting Persons acquired the shares of common stock reported both therein and herein for investment purposes. These acquisitions of shares were made in the ordinary course of business and were not made for the purposes of influencing or acquiring control of the Issuer. The Reporting Persons are filing this Schedule 13D to supersede their previously filed Schedule 13G to report a change in their intentions.

The Reporting Persons intend to engage in discussions with the Issuer and consider exploring and/or developing plans (whether preliminary or final) that may relate to, among other things, the operations, governance, management, business, assets, financial condition, corporate structure and strategic merger and acquisition plans of the Issuer. Such discussions may include proposals regarding possible strategic transactions including possible business combinations. The Reporting Persons may also take one or more of the actions listed under Item 4 of Schedule 13D (items (a)-(j)) and may discuss such actions with the Issuer and Issuer's management and the board of directors and/or other stockholders of the Issuer as appropriate and as necessary.

There can be no assurance that the Reporting Persons will pursue any of the matters set forth above and there can be no assurance that the Reporting Persons will or will not develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of their holdings in the Issuer, or as to the timing of any such matters should they be so pursued by the Reporting Persons. The Reporting Persons reserve the right, at any time and in each Reporting Persons sole discretion, to take or refrain from taking any of the actions set forth above.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuers Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.
ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:
(a)(b)
Reporting Person: Sylebra Capital Limited (2)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 14,389,476
Sole Dispositive Power: --
Shared Dispositive Power: 14,389,476
Beneficial Ownership: 14,389,476
Percentage of Class: 12.37%(1)

Reporting Person: Sylebra Capital LLC(3)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 14,389,476
Sole Dispositive Power: --
Shared Dispositive Power: 14,389,476
Beneficial Ownership: 14,389,476
Percentage of Class: 12.37%(1)

Reporting Person: Sylebra Capital Management (4)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 14,389,476
Sole Dispositive Power: --
Shared Dispositive Power: 14,389,476
Beneficial Ownership: 14,389,476
Percentage of Class: 12.37%(1)

Reporting Person: Daniel Patrick Gibson (5)
Shares Held Directly: --
Sole Voting Power: --
Shared Voting Power: 14,389,476
Sole Dispositive Power: --
Shared Dispositive Power: 14,389,476
Beneficial Ownership: 14,389,476
Percentage of Class: 12.37%(1)

(1) This percentage is calculated based upon 116,364,248 shares of the Issuers common stock outstanding as of May 18, 2023, as computed in accordance with Rule 13d-3(d)(1)(i) promulgated under the 1934 Act.
(2) Sylebra HK holds no shares of the Issuers common stock directly. Sylebra HK may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-adviser.
(3) Sylebra US holds no shares of the Issuers common stock directly. Sylebra US may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as their investment sub-adviser.
(4) Sylebra Cayman holds no shares of the Issuers common stock directly. Sylebra Cayman may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities due to its role as the investment manager and parent of Sylebra HK.
(5) Gibson owns 100% of Class A shares of Sylebra Cayman and thus may be deemed to have beneficial ownership of the shares of the Issuers common stock held by the Affiliated Investment Entities.

(c) There have been no reportable purchase or sale transactions with respect to the Issuers common stock within the last 60 days by the Reporting Persons.
(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuers common stock.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
The information provided in Items 3, 4 and 5 is hereby incorporated herein by this reference. Sylebra Cayman has entered into a confidentiality agreement with the Issuer for the receipt of proprietary or confidential information from the Issuer. Except for the Joint Filing Agreement attached hereto as Exhibit 99.1 and for such confidentiality agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
ITEM 7.	MATERIALS TO BE FILES AS EXHIBITS:
Exhibit 99.1 Joint Filing Agreement, dated as of 26 May 2023, by and among the Reporting Persons.

CUSIP No.: 282914100
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 26 2023	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, Authorized Signatory
May 26 2023	Sylebra Capital LLC By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorized Signatory
May 26 2023	Sylebra Capital Management By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, Authorized Signatory
May 26 2023	Daniel Patrick Gibson By: /s/ Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 282914100
JOINT FILING AGREEMENT The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this foregoing shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, Authorized Signatory

Sylebra Capital LLC
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorized Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, Authorized Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

Date: 26 May 2023